EXHIBIT 1

FOR IMMEDIATE RELEASE

Contact:
Icahn Capital LP
Susan Gordon
(212) 702-4309

CARL C. ICAHN ISSUES OPEN LETTER TO
SHAREHOLDERS OF CIGNA CORPORATION

New York, New York, August 7, 2018 – Today Carl Icahn released the attached open letter to shareholders of Cigna Corporation.

For more information on this and other topics, follow Carl Icahn on Twitter at:
@Carl_C_Icahn
https://twitter.com/Carl_C_Icahn

VOTE "AGAINST" THE
EXPRESS SCRIPTS TRANSACTION

CIGNA'S $60 BILLION FOLLY
SUMMARY OF ARGUMENTS
•	Cigna is dramatically overpaying for a highly challenged Express Scripts that is facing existential risks on several fronts
•
Regulatory risk due to opposition to the highly flawed rebate system will likely lower Express Scripts' profitability dramatically. As a long-time trustee at Mount Sinai Medical Center and a major supporter of the Icahn School of Medicine at Mount Sinai, I have seen first-hand the significant problem of prescription drug pricing in America today. This is a critical issue that must be addressed and eliminating conflicting reward systems and over-earning middlemen is the logical first step.

•
Alex Azar, United States Secretary of Health and Human Services (and former Big Pharma company executive), said on June 12th: "We may need to move toward a system without rebates, where PBMs and drug companies just negotiate fixed-price contracts…Such a system's incentives, detached from these artificial list prices would likely serve patients far better, as would a system where PBMs receive no compensation from the very pharma companies they're supposed to be negotiating against".

•
Pfizer CEO Ian Reed recently stated on July 31st: "On the rebates I do believe that the intention of the administration is to remove the safe harbor for rebates. Today, I would believe we're going to go to the marketplace where we don't have rebates. I don't know the speed of that, but I do believe the administration has been focused on that because that will reduce pharmaceutical prices at the point-of-sale and very positively by removing the 40% subsidy goes to the rest of the healthcare system and putting it back on reducing pharmaceutical prices at the point-of-sale".

•	Competitive risk from Amazon, arguably the strongest competitor in the world, will be an existential threat to PBMs like Express Scripts, possibly challenging their very existence.
•
Express Scripts could lose more customers like Anthem as it ceases to be independent and certain large MCOs and affiliated plans do not wish to deal with a company which is owned by one of their competitors.

•
With Cigna's likely standalone value today of $215 and Express Scripts' likely standalone value less than $60, it's a travesty to complete this deal. Paying an over 50% premium to a company whose very existence may be challenged is a potentially massive destruction of Cigna shareholder value. The only shareholders we believe would vote for this very risky acquisition are those who also own Express Scripts and are desperate to save it even at the expense of losing a great deal of value in their Cigna investment. We hope and believe that many of these "crossover" shareholders have used this great opportunity to sell their Express Scripts shares and vote "against" this transaction.

•
As an alternative, we believe Cigna should pursue a multi-year partnership with an existing PBM provider, potentially Express Scripts, while the industry resolves the structural challenges mentioned here. During this time, management can further develop or acquire their own PBM capabilities optimized for the rapidly changing regulatory and competitive environment. However, it should be noted that Cigna has done very well on its own and there may well not be a need for PBM capabilities once the landscape changes and/or Amazon and other competitors materialize. Additionally, we would like to see Cigna use the cash portion of the Express Scripts consideration and free cash flow to aggressively repurchase its own shares. We believe this could result in a Cigna target price of over $250 in a reasonable time frame.

•
A major argument for believing that Express Scripts is worth the ridiculous valuation of $60 billion is that it has a large customer base and it is hard to break into the ecosystem and compete. Nothing could be farther from the truth. Express Scripts is not like Apple or other companies with brand loyalty. It is just the opposite. Its customers may be offended by the portion of the rebates it keeps. I am a good example in that we have 9 owned or controlled companies that use Express Scripts and are troubled by the money they make on rebates. We believe, as Pfizer has stated, that capital belongs to the consumer not the middleman. Like many others we have spoken to, we would welcome a change. Another argument is that Express Scripts reduces pricing because it forces pharma companies to compete against each other. We however, believe just the opposite because there is a perverse logic that as the drug company charges more, the rebate to Express Scripts is higher as well. When Amazon starts to compete as we believe they will, with their 100 million Prime users and scale distribution system, they will have no trouble breaking into the so called "ecosystem." With lower prices, the beneficiary will be American consumer, not the owners of Express Scripts.

•
If ever there was a time for shareholders to assert their rights to hold boards and management accountable, it is this month at the upcoming vote to determine whether to ratify the purchase of Express Scripts for $60 billion.

FOR DETAILS CONCERNING THESE POINTS AND OTHERS, PLEASE SEE THE FOLLOWING:

 WHY CIGNA'S INVESTMENT IN EXPRESS SCRIPTS MAY WELL RIVAL THE WORST ACQUISTIONS IN CORPORATE HISTORY

When Cigna entered into this agreement several months ago I believed a $60 billion purchase price made no sense, but there were at least arguments that could be made by management to try to persuade us into thinking that it was not completely ridiculous. These arguments now disappear in light of certain material events of the last month, such as Amazon's almost certain entrance as a competitor to Express Scripts and the government's direct challenge to the highly flawed rebate system. As a result, Express Scripts' earnings will almost certainly be seriously diminished, but even more importantly, Express Scripts will be existentially challenged, i.e., their very existence might well come into question over the next few years. Even if they do survive, exposing Cigna, a thriving company, to these risks by acquiring Express Scripts now is inexplicably ridiculous. Purchasing Express Scripts may well become one of the worst blunders in corporate history, ranking up there with the Time Warner/AOL fiasco and General Electric's long-running string of value destruction.
It is imperative that every Cigna shareholder vote against this transaction. Today there is only one possible reason that certain Cigna shareholders might vote to purchase Express Scripts – because they want to see it saved and are willing to sacrifice the value of their investment in Cigna to achieve this end.
Cigna is, in my opinion, undervalued because of the fear that this transaction may be approved by shareholders. It is patently ridiculous to pay $60 billion for a company with the problems Express Scripts now faces. I rarely discuss my current market activity but, for the sake of full disclosure, I am currently long Cigna and short Express Scripts stock. I have made this investment because I believe in the rationality of Cigna's investors. I also hope and believe that many of the Cigna investors that had also owned Express Scripts have already sold much of their Express Scripts stock knowing the pitfalls that company faces if Cigna does not save them.
I believe that Cigna's management, whose operating skill I respect, would never have paid anywhere near $60 billion for Express Scripts if they had known about the recent events of the last months. Before these events, Cigna had a definitive agreement with Express Scripts stating that the board would support this transaction or pay to Express Scripts a "break-up fee" of $1.6 billion. The only way to end this terrible transaction and not pay the "break-up" fee is for shareholders to vote down the purchase.
We believe that the proposed Express Scripts acquisition exposes the Cigna shareholders to a number of significant risks that management and the board have chosen to recklessly disregard. It is also important to note that these risks have dramatically worsened since the deal was announced.

Regulatory risk – the current administration is particularly focused on bringing down prescription drug prices for consumers and has specifically targeted PBMs as the part of the supply chain that is overearning relative to the value they produce. There is a strongly held belief that the rebate system, which Express Scripts relies on heavily, is a rigged game with conflicting incentives that might actually be pushing up drug prices. The recent proposed rule to remove the safe harbor protection for rebate payments is a clear shot across the bow for the PBM industry and occurred after the signing of the Cigna/Express Scripts merger agreement.

Alex Azar, HHS Secretary, said on May 11th: "The evidence suggests that many companies in the supply chain may actually contribute to, or even encourage, high drug prices, drug price increases and rising consumer costs." "Some stakeholders—particularly PBMs—suggest that rebates and discounts lower the cost of drugs for Medicare beneficiaries because these concessions drive down the price paid for a medication. However, rebate arrangements may allow PBMs and plan sponsors to benefit from high list prices if rebates are based on a drug's WAC. To this point, manufacturers contend that rebates encourage them to set higher list prices to account for price concessions down the road."
We believe this is the start of a concentrated effort to reform drug pricing and eliminate the highly flawed rebate system. Obviously, neither we nor Cigna can know where the ultimate legislation may end up, but the recent moves by the Trump administration have raised the risk level and, by definition, further impaired the value of Express Scripts since the deal was announced. It is our belief that the PBM industry will move to an entirely fee-based model over time, which already exists for some customer groups. Since rebate customers are among the highest margin for PBMs, this shift is very likely to result in significant margin compression.
Analysts Ross Muken and Michael Newshel of ISI Evercore commented – "HHS appears to be following through with its threat to disrupt the drug rebate system – and faster than we had expected….the scope and details are unknown at this point, but the heightened risk and uncertainty should renew pressure on shares of PBMs, distributors and pharmacies, whose economics are driven off of gross price."

Competitive Disruption – the PBM model is ripe for disruption from large scale competitors who may seek to cut them out of the supply chain and lower consumer prices. During the weeks leading up to the deal (when Cigna was busy bidding against itself), Amazon, Berkshire Hathaway and JP Morgan formed a partnership to create a lower cost, more efficient technology-enabled healthcare solution for their employees and eventually 3rd parties as well. With the scale and size of their potential future constituent populations, there is little reason to believe they wouldn't seek a significant amount of savings from the sourcing of prescription drugs. Although their full plans are not clear yet, this development further increases the risk to the economics of the PBM business model. Even after this announcement, Cigna management seemed unconcerned and repeatedly raised their bid for Express Scripts. To make matters worse, it is important to note that after the acquisition of Express Scripts was disclosed, Amazon announced its acquisition of online pharmacy PillPack which will immediately put it in competition with Express Scripts' mail order pharmacy business. With their 100 million prime members, Amazon has become one of the toughest competitors in history (feel free to ask the retail industry), while their ultimate healthcare plans are not revealed yet, it is almost certain the first step of a much larger play in the pharma distribution space. Make no mistake, Express Scripts is no Apple and breaking into the PBM ecosystem is not that difficult for a company that already has the systems, the network and the scale that Amazon does. Knowing this, it is absurd for Cigna to now walk into the minefield that Express Scripts might well become.

Post-Anthem margins and customer retention – It's well documented that Express Scripts will be losing Anthem as a 30% customer in 2020, one which they were clearly overearning on. Management has attempted to quantify the profit impact and pro-forma post-Anthem margins, but we are skeptical that anyone can accurately forecast the impact of losing such a large customer. In addition to the loss of revenues and profits, there are likely to be significant stranded costs and unabsorbed overhead that will have to be addressed over time. Additionally, Express will go from being the 2nd largest PBM by number of scripts to the 4th largest. It's impossible to forecast what effect this loss of scale will have. Furthermore, Express Scripts most likely gets some benefit from being the last big independent PBM. We see it as likely that, over time, Express Scripts' customer retention will decline from current levels, particularly as its soon-to-be larger competitors further strengthen and expand their captive PBM offerings. Additionally, if Express Scripts is part of Cigna, a number of customers that Express Scripts now has might well not be willing to deal with a company that is owned by one of their competitors.
Ross Muken from ISI Evercore echoed similar thoughts shortly after the deal announcement – "ESRX's income primarily comes from mail order pharmacy, which is secularly challenged, and specialty pharmacy, which is increasingly competitive and likely to see gross margin degradation. Further, the two other large PBM competitors have described target PBM margins of 3-5%, so it seems that ESRX's current core EBIT margins near 6% may be unsustainable."

Deal Price - Each of these risks is significant enough on its own to seriously impair the business and ultimately the value of Express Scripts to the Cigna shareholder. Put together, we cannot fathom how Cigna's management and board saw fit to pay an all-time high price for Express Scripts with so many unknown risks lying dead ahead. This amounts to nothing more than a huge bail-out for the Express Scripts shareholders at the expense of Cigna's. The fact that Cigna offered a 30% premium for Express after a 30% run up in the share price indicates Cigna management's desperation to do a large deal at any price after being blamed for not being willing to fight for the Anthem deal. According to the proxy, amazingly Cigna repeatedly raised their offer against no competition for Express Scripts until, ultimately, they were paying a 60% premium versus where the stock was only 3 months prior. To believe that they can create significant value above this price to the Cigna shareholder is the height of arrogance in my opinion. The modest amount of synergies that flow to the bottom line benefit of the Cigna shareholders do not nearly compensate for the risks we are taking on or the inevitable multiple contraction of the combined company. We do not accept the comparison of the United Health/Optum multiple as a reliable justification for this deal. Optum is only 20% of United Health's total profits, has much lower external customer mix and does not rely on rebates and mail order nearly as much. It is our opinion that the combined company will likely trade poorly for a prolonged period due to both the challenge and disruption of integrating two large companies and as the threats mentioned above continue to worsen.

Cigna and Express Scripts Standalone Value – As mentioned above we believe that Express Scripts is a company with major problems whose business could well fall off a cliff. Given the significant worsening of several major risks since the deal announcement, we are confident in saying that Express Scripts on a standalone basis would likely be worth less than $60. Though there is a not another standalone PBM to compare Express Scripts to, we note that drug distributors McKesson and Amerisource Bergen are down 17% and 16% respectively since the announcement of the Cigna/Express Scripts deal and that the risks are likely greater in the case of Express Scripts. Applying the 9x P/E multiple that pharmacies and drug distributors currently trade at to Express Scripts' 2019E ex-Anthem earnings of $6.50 would result in a $58.50 standalone stock price. We find it unconscionable to pay over $90 for a company that today would likely be worth less than $60.
We believe that completing this merger will result in much lower value for the Cigna shareholder than continuing standalone and investing in its own business and PBM capabilities. Since March 7th, the day before the deal was announced to July 31st, Cigna's stock price is down 7.6% while its non-deal competitors (United Health, Anthem and Humana) are up an average of almost 12% for a total underperformance of almost 20%. If Cigna had simply performed in-line with it comp group, the stock would likely be $215 per share. We believe that if Cigna shareholders vote down the deal and the cash merger consideration and free cash flow were used to repurchase shares, the stock could be worth up to $250 in a reasonable time frame.

We strongly disagree with the idea that Cigna's only route to offering a more integrated solution is to make a $60 billion leveraged bet on a company with as many challenges as Express Scripts. For example, Anthem formed a five-year partnership with CVS/Caremark to offer a full suite of PBM services while Anthem builds up their own PBM offering, IngenioRx. According to the merger proxy, Cigna and Express Scripts did start discussing a close partnership with a white-label solution. We fail to see how this wouldn't be a logical first step in increasing the breadth and depth of Cigna's PBM capabilities at much lower risk, especially while the regulatory and competitive landscapes are in flux. We suspect this option was quickly disregarded because it didn't serve management's sub rosa goal of running a much larger company.
The existential threats to the PBM business model over the next few years are undeniable and largely can't be analyzed with any certainty. Both the pharmaceutical rebate and mail order pharmacy businesses are facing regulatory and competitive challenges that could change both forever. Despite this, Cigna management is offering to pay an all-time high price for a company that, as a result of secular changes, is currently standing on very dangerous ground.

 For these reasons, among others, your vote at the special meeting of Cigna shareholders called to consider and act on the Merger Agreement Proposal (as defined in our proxy statement) is very important to the future success of your investment in Cigna. I hope you will join with us in opposing this transaction for the reasons set forth above.

Sincerely yours,

Carl C. Icahn

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Harkins Kovler, LLC.
Banks and Brokerage Firms Please Call Collect: +1 (212) 468-5380
All Others Call Toll Free: +1 (844) 218-8384
Email: ci@harkinskovler.com.

For more information on this and other topics, follow Carl Icahn on Twitter at:
@Carl_C_Icahn
https://twitter.com/Carl_C_Icahn

VOTE "AGAINST" THE
EXPRESS SCRIPTS TRANSACTION

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF CIGNA CORPORATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF CIGNA CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CARL C. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2018.

IMPORTANT DISCLOSURE INFORMATION

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF CIGNA CORPORATION AND EXPRESS SCRIPTS HOLDING COMPANY. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. THE ACTUAL PERFORMANCE AND RESULTS OF CIGNA AND/OR EXPRESS SCRIPTS MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR LONG POSITIONS, COVER ANY OR ALL OF OUR SHORT POSITIONS OR INCREASE OUR LONG OR SHORT EXPOSURE BY PURCHASING OR SELLING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING CIGNA AND/OR EXPRESS SCRIPTS WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

THE INFORMATION CONTAINED ABOVE IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF CIGNA OR EXPRESS SCRIPTS MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED ABOVE SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS

REGARDING CIGNA AND EXPRESS SCRIPTS AND THEIR PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICALLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED ABOVE. NEITHER CARL C. ICAHN NOR ANY OF HIS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED ABOVE.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward- looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the sections entitled "Risk Factors" in Cigna's and Express Scripts' Annual Reports on Form 10-K for the year ended December 31, 2017 as well as the factors identified in Cigna's and Express Scripts' other public filings. Such forward-looking statements should therefore be construed in light of such factors, and we are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.